August 30, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Mr. Alex King

100 F. Street NE

Washington, D.C. 20549

Re:	Arcimoto, Inc. Registration Statement on Form S-1 Filed August 25, 2023 File No. 333-274217

Dear Mr. King:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Arcimoto, Inc. (the “Registrant”) hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 12:00 p.m., Eastern Time, on Friday, September 1, 2023 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. In this regard, the Registrant is aware of its obligations under the Securities Act. Once the Registration Statement has been declared effective, please orally confirm that event with the Registrant’s counsel, Nelson Mullins Riley & Scarborough LLP, by calling W. David Mannheim at (919) 329-3804.

Please contact W. David Mannheim of Nelson Mullins Riley & Scarborough LLP at (919) 329-3804 with any questions or comments.

Sincerely,

ARCIMOTO, INC.

By:	/s/ Christopher Dawson
Christopher Dawson
Chief Executive Officer

cc: W. David Mannheim, Nelson Mullins Riley & Scarborough LLP